UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2025

Commission File Number 001-15030

Vale S.A.

Praia de Botafogo No. 186, rooms 901, 1101, 1601 (part), 1701 and 1801, Botafogo

22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

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RESULTS OF OPERATIONS FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024

For the nine-month period ended September 30, 2025, we recorded a net income of US$6,226 million, compared to US$6,847 million for the same period of 2024. Our Adjusted EBITDA totaled US$10,870 million for the nine-month period ended September 30, 2025, compared to US$11,046 million for the same period of 2024.

Adjusted EBITDA is a non-GAAP financial measure; for a reconciliation with our net income, see “—Reconciliation of Adjusted EBITDA” below.

CONSOLIDATED INCOME STATEMENTS DATA

	For the nine-month period ended September 30,
	2025	2024	% change
	(US$ million, except for %)
Net operating revenue	27,343	27,932	(2.1)
Cost of goods sold and services rendered	(18,168)	(17,997)	1.0
Gross profit	9,175	9,935	(7.6)

Operating expenses
Selling and administrative	(434)	(416)	4.3
Research and development	(433)	(537)	(19.4)
Pre-operating and operational stoppage	(211)	(272)	(22.4)
Impairment and gains (losses) on disposal of non-current assets, net	(755)	2,148	(135.1)
Other operating expenses, net	(748)	(860)	(13.0)
Operating income	6,594	9,998	(34.0)

Financial income	376	316	19.0
Financial expenses	(1,182)	(1,077)	9.7
Other financial items, net	819	(1,302)	(162.9)
Equity results and other results in associates and joint ventures	151	(338)	(144.7)
Income before income taxes	6,758	7,597	(11.0)

Income taxes	(532)	(750)	(29.1)

Net income	6,226	6,847	(9.1)
Net income (loss) attributable to noncontrolling interests	30	(13)	(330.8)
Net income attributable to Vale S.A.'s shareholders	6,196	6,860	(9.7)

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CONSOLIDATED REVENUE

For the nine-month period ended September 30, 2025, our net operating revenue decreased by US$589 million or 2.1% to US$27,343 million, from US$27,932 million for the same period of 2024. The decrease was mainly due to the 6% and 15% drop in the realized average prices of iron ore fines and pellets, respectively, with an impact of US$1,814 million, partially offset by higher sales volumes of iron ore fines and nickel, including its by-products, with an impact of US$1,398 million.

Net operating revenue by geographic area

The following table summarizes, for each of the periods indicated, the distribution of our net operating revenue based on the geographical location of our customers.

	For the nine-month period ended September 30,
	2025		2024
	(US$ million)	(% of total)	(US$ million)	(% of total)
China(1)	13,910	50.9	13,972	50.0
Japan	1,785	6.5	2,341	8.4
Asia, except Japan and China	2,706	9.9	2,136	7.6
Brazil	2,371	8.7	2,771	9.9
United States of America	844	3.1	788	2.8
Americas, except United States and Brazil	549	2.0	762	2.7
Germany	1,223	4.5	1,025	3.7
Europe, except Germany	2,545	9.3	2,205	7.9
Middle East, Africa, and Oceania	1,410	5.2	1,932	6.9
Net operating revenue	27,343	100.0	27,932	100.0

(1) For the nine-month period ended September 30, 2025, corresponds to 98% for China Mainland (2024: 96%) and 2% for Taiwan (2024: 4%).

CONSOLIDATED OPERATING COSTS AND EXPENSES

Our cost of goods sold and services rendered increased by 1.0%, to US$18,168 million for the nine-month period ended September 30, 2025 from US$17,997 million for the same period of 2024, mainly due to a 5% increase in iron ore fines sales volumes (impact of US$593 million), partially offset by the positive impact on costs denominated in Brazilian real and Canadian dollar following their depreciation by 8% and 3%, respectively, against the U.S. dollar (average rate – compared to the previous period), respectively (impact of US$410 million).

Our research and development expenses totaled US$433 million for the nine-month period ended September 30, 2025, a 19.4% or US$104 million decrease from US$537 million recorded for the same period of 2024, mainly due to lower expenses incurred in projects related to engineering, mineral exploration, efficiency and environmental innovation and decarbonization.

Our pre-operating and operational stoppage expenses totaled US$211 million for the nine-month period ended September 30, 2025, a 22.4% or US$61 million decrease from US$272 million recorded for the same period of 2024, mainly due to the resumption of operations at Água Limpa, Vargem Grande, Tamanduá and Tubarão.

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Impairment and gains or losses on disposal of non-current assets, net, totaled a loss of US$755 million for the nine-month period ended September 30, 2025, reflecting write-offs of property, plant and equipment and intangible assets (US$549 million), and the loss in the divestment on Aliança Geração de Energia S.A. (US$206 million), compared to a gain of US$2,148 million recorded for the same period in 2024, primarily reflecting gains from divestments on Vale Oman Distribution Center (US$1,222 million) and PT Vale Indonesia Tbk (US$1,059 million).

Our other operating expenses, net, totaled US$748 million for the nine-month period ended September 30, 2025, a 13% or US$112 million decrease from US$860 million recorded for the same period of 2024, mainly due to lower expenses related to socio-environmental commitments.

RESULTS OF OPERATIONS BY SEGMENT

Sales volumes

The following table sets forth our principal products and the total volumes sold of each product in each of the periods indicated:

	For the nine-month period ended September 30,
	2025	2024	% change
	(thousand metric tons, except for %)
Iron Solutions
Iron ore fines	199,461	190,402	4.8
Iron ore pellets	23,745	28,232	(15.9)
ROM (run of mine)	6,279	6,822	(8.0)
Energy Transition Metals
Nickel	123	108	14.0
Copper	197	176	12.2
Copper as nickel co-product	64	52	21.6

Average realized prices

The following table sets forth our average realized prices for our principal products for each of the periods indicated. We determine average realized prices based on our net operating revenues, which consist of the price charged to customers, excluding certain items that we deduct in arriving at net operating revenues, mainly value-added tax.

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	For the nine-month period ended September 30,
	2025	2024	% change
	(US$ per metric ton, except for %)
Iron Solutions
Iron ore fines	90	96	(6.1)
Iron ore pellets	135	159	(14.9)
Energy Transition Metals
Nickel	15,773	17,478	(9.8)
Copper	9,252	8,651	6.9
Copper as nickel by-product	8,588	8,503	1.0

We discuss below, for each segment, the changes in our net operating revenues, cost of goods sold and services rendered (excluding depreciation, depletion and amortization) and Adjusted EBITDA. The expenses incurred in connection with remediation, indemnification and donations in respect of the Brumadinho dam failure are not directly related to our operating activities and are therefore not allocated to any operating segment.

Net operating revenue by segment

The following table summarizes our net operating revenue by product for the periods indicated.

	For the nine-month period ended September 30,
	2025	2024	% change
	(US$ million, except for %)
Iron ore	17,994	18,302	(1.7)
Iron ore pellets	3,206	4,481	(28.5)
Other ferrous products and logistics services	561	510	10.0
Total Iron Solutions	21,761	23,293	(6.6)
Nickel	2,981	2,605	14.4
Copper	2,464	1,949	26.4
Other energy transition metals	137	85	61.2
Total Energy Transition Metals	5,582	4,639	20.3
Net operating revenue	27,343	27,932	(2.1)

Net operating revenues from sales of:

Iron Solutions. Total of US$21,761 million for the nine-month period ended September 30, 2025, a 6.6% or US$1,532 million decrease from US$23,293 million for the same period of 2024, mainly reflecting a 6% and 15% drop in the average realized prices of iron ore fines and pellets, respectively (impact of US$1,814 million), and a 16% decrease in the sales volumes of iron ore pellets (impact of US$683 million), partially offset by a 5% increase in the sales volumes of iron ore fines (impact of US$914 million).

Energy Transition Metals. Total of US$5,582 million for the nine-month period ended September 30, 2025, a 20.3% or US$943 million increase from US$4,639 million for the same period of 2024, mainly reflecting higher sales volumes of nickel, including its by-products, primarily due to ramp up of Voisey's Bay underground mine and the resumption of operations at Onça Puma following the furnace rebuild (impact of US$484 million), and higher average realized prices of copper, including its by-products (impact of US$482 million).

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Cost of goods sold and services rendered by segment (excluding depreciation, depletion and amortization)

The following table presents, for each period indicated, our cost of goods sold and services rendered (excluding depreciation, depletion and amortization) by segment and the percentage change from period to period.

	For the nine-month period ended September 30,
	2025	2024	% change
	(US$ million, except for %)
Iron Ore	9,870	9,630	2.5
Iron Ore Pellets	1,813	2,191	(17.3)
Other ferrous products and logistics services	458	401	14.2
Iron Solutions	12,141	12,222	(0.7)
Nickel	2,559	2,441	4.8
Copper	1,178	1,086	8.5
Other Energy Transition Metals	135	95	42.1
Energy Transition Metals	3,872	3,622	6.9
Costs of goods sold and services rendered (excluding depreciation, depletion and amortization)	16,013	15,844	1.1
Depreciation, depletion and amortization	2,155	2,153	0.1
Cost of goods sold and services rendered	18,168	17,997	1.0

Cost of goods sold and services rendered from (excluding depreciation, depletion and amortization):

Iron Solutions. Decreased by 0.7% or US$81 million for the nine-month period ended September 30, 2025 to US$12,141 million from US$12,222 million for the same period of 2024. This decrease mainly reflects the positive impact on costs denominated in Brazilian real following its depreciation (average rate – compared to the previous period) by 8% against the U.S. dollar (impact of US$307 million), and a 16% decrease in iron ore pellets sales volumes (impact of US$305 million), partially offset by a 5% increase in iron ore fines sales volumes (impact of US$593 million).

Energy Transition Metals. Increased by 6.9% or US$250 million for the nine-month period ended September 30, 2025 to US$3,872 million from US$3,622 million for the same period of 2024. This increase primarily reflects higher sales volumes of nickel, including its by-products, mainly due to ramp up of Voisey's Bay underground mine and the resumption of operations at Onça Puma following the furnace rebuild (impact of US$398 million), partially offset by a positive impact on costs denominated in Brazilian real and Canadian dollar following their depreciation by 8% and 3%, respectively, against the U.S. dollar (average rate – compared to the previous period), respectively (impact of US$103 million).

Adjusted EBITDA by segment

Our management uses Adjusted EBITDA as the measure to assess the contribution of each segment to our performance and to support decision-making in allocating resources. Adjusted EBITDA for each segment is defined as operating income or loss, for such segment, including the EBITDA from interests in associates and joint ventures;

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and excluding (i) depreciation, depletion and amortization; and (ii) impairment and gains (losses) on disposal of non-current assets, net and other.

The following table summarizes our Adjusted EBITDA for each of our segments.

	For the nine-month period ended September 30,
	2025	2024	% change
	(US$ million, except for %)
Iron ore	8,147	8,422	(3.3)
Iron ore pellets	1,525	2,396	(36.4)
Other ferrous products and logistics services	164	259	(36.7)
Iron Solutions	9,836	11,077	(11.2)
Nickel	356	59	503.4
Copper	1,698	995	70.7
Other energy transition metals	(92)	(142)	(35.2)
Energy Transition Metals	1,962	912	115.1
Unallocated items(1)	(928)	(943)	(1.6)
Adjusted EBITDA	10,870	11,046	(1.6)

(1) Includes corporate expenses, research and development of greenfield exploration projects, as well as expenses related to the Brumadinho event and de-characterization of dams and asset retirement obligations.

Adjusted EBITDA from:

Iron Solutions. Total of US$9,836 million for the nine-month period ended September 30, 2025, a decrease of US$1,241 million or 11.2% compared to US$11,077 million in the same period of 2024. This reduction was mainly driven by lower average realized prices of iron ore fines and pellets (impact of US$1,814 million), partially offset by a positive impact on costs and expenses following the 8% Brazilian real depreciation (average rate – compared to the previous period) against the U.S. dollar (impact of US$351 million).

Energy Transition Metals. Total of US$1,962 million for the nine-month period ended September 30, 2025, an increase of US$1,050 million or 115.1%, when compared to our Adjusted EBITDA of US$912 million for the same period of 2024, mainly reflecting higher average realized prices of copper, including its by-products (impact of US$482 million), higher sales volumes of nickel and copper, including its by-products (impact of US$236 million), and a positive impact on costs following the Brazilian real and Canadian dollar depreciation against the U.S. dollar (average rate – compared to the previous period) by 8% and 3%, respectively (impact of US$103 million).

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FINANCIAL RESULTS

The following table details our financial results for the periods indicated.

	For the nine-month period ended September 30,
	2025	2024	% change
	(US$ million, except for %)
Financial income (1)	376	316	19.0
Financial expenses (2)	(1,182)	(1,077)	9.7
Foreign exchange and indexation gains (losses), net	(519)	(912)	(43.1)
Participative shareholders' debentures	(228)	15	(1,620.0)
Derivatives financial instruments, net	1,566	(405)	(486.7)
Financial results	13	(2,063)	(100.6)
(1)	Includes short-term investments and other financial income (see note 6 to our Interim Financial Statements).
(2)	Includes loans and borrowings interest, interest on supplier finance arrangements, interest on REFIS (a tax settlement program), and others financial expenses (see note 6 to our Interim Financial Statements).

For the nine-month period ended September 30, 2025, our financial results were mostly impacted by a gain of US$1,566 million related to mark-to-market adjustments in our derivatives financial instruments, following the Brazilian real appreciation by 14% against the U.S. dollar year to date, compared to a loss of US$405 million associated with a 13% depreciation of the Brazilian real against the U.S. dollar for the same period in 2024. These derivatives financial instruments are mainly swaps, primarily used to convert debt denominated in Brazilian reais into U.S. dollars to protect our cash flow from exchange rate volatility.

EQUITY RESULTS AND OTHER RESULTS IN ASSOCIATES AND JOINT VENTURES

For the nine-month period ended September 30, 2025, we recorded a gain in equity results and other results in associates and joint ventures of US$151 million, compared to a loss of US$338 million for the same period of 2024.This increase of US$489 million was mainly driven by lower expenses associated with the provision relating to Samarco’s dam failure.

INCOME TAXES

For the nine-month period ended September 30, 2025, we recorded an income tax expense of US$532 million, a reduction of US$218 million compared to the income tax expense of US$750 million recorded for the same period of 2024, driven by a reversal of US$128 million in income taxes liabilities, following an administrative decision issued in July 2025 by the Brazilian Administrative Council of Tax Appeals (CARF) regarding the deductibility of a social contribution payable in Brazil (CSLL). The reconciliation of taxes calculated at nominal tax rates and the amount of taxes recorded at effective rate is presented in note 7(a) to our Interim Financial Statements.

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NET INCOME AND LOSSES

For the reasons discussed above, our net income attributable to our shareholders for the nine-month period ended September 30, 2025 was US$6,196 million, compared to US$6,860 million for the same period of 2024.

RECONCILIATION OF ADJUSTED EBITDA

Adjusted EBITDA is a non-GAAP measure, which is defined as operating income or loss, including the EBITDA from interests in associates and joint ventures; and excluding (i) depreciation, depletion and amortization; and (ii) impairment and gains (losses) on disposal of non-current assets, net and other. Our management uses Adjusted EBITDA as an additional measure of our consolidated performance.

The table below shows a reconciliation of our Adjusted EBITDA with our consolidated net income for the periods indicated.

	For the nine-month period ended September 30,
	2025	2024
	(US$ million)
Net income	6,226	6,847
Income taxes	532	750
Equity results and other results in associates and joint ventures	(151)	338
Financial results	(13)	2,063
Depreciation, depletion and amortization	2,245	2,255
EBITDA from associates and joint ventures	786	698
Impairment and gains (losses) on disposal of non-current assets, net and other(1)	1,245	(1,905)
Adjusted EBITDA	10,870	11,046

(1) Includes an adjustment of US$490 million for the nine-month period ended September 30, 2025, (2024: US$242 million), to reflect the performance of the streaming transactions at market prices.

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LIQUIDITY AND CAPITAL RESOURCES

Our principal funding requirements are for capital expenditures, dividends payments, share buybacks, debt service, tax payments, dam de-characterization and satisfaction of our obligations relating to the remediation and compensation of damages in connection with the Brumadinho and Fundão dam failures. We expect to meet these requirements, in line with our historical practice, by using cash generated from operating activities and financing activities.

We are constantly evaluating opportunities for additional cash generation. Finally, we are committed to further reducing our costs and expenses, and maintaining sound leverage levels and discipline in capital allocation.

SOURCES OF FUNDS

Our principal sources of funds are our operating cash flow and financing activities. For the nine-month period ended September 30, 2025, the net cash flow generated by operating activities was US$6,102 million, in line with US$6,454 million for the same period of 2024.

For the nine-month period ended September 30, 2025, our cash, cash equivalents and short-term investments totaled US$6,091 million compared to US$5,006 million as of December 31, 2024.

For the nine-month period ended September 30, 2025, we borrowed US$4,298 million, including (a) an amount in Brazilian reais equivalent to US$1,080 million in Brazilian debentures, in three series, at a rate of IPCA plus an additional spread ranging from 6.76% to 6.89% per year, maturing in 2032, 2035 and 2037, (b) US$750 million in bonds, with a 6.40% coupon per year, maturing in 2054; and (c) other loans and borrowings, indexed to SOFR or LPR, with spread adjustments, maturing from 2026 to 2030.

For the nine-month period ended September 30, 2024, we borrowed US$2,922 million, including US$1,000 million in bonds, with a 6.45% coupon per year, maturing in 2054, and other loans and borrowings, indexed to SOFR plus a spread, maturing from 2024 to 2035.

USES OF FUNDS

Reparation obligations

For the nine-month period ended September 30, 2025, we used a total amount of cash of US$826 million (US$866 million for the same period of 2024) in matters related to the Brumadinho dam failure, of which US$338 million were used in connection with obligations assumed under settlement agreements (US$333 million for the same period of 2024), US$256 million in individual indemnification and other commitments (US$255 million for the same period of 2024) and US$232 million in connection to incurred expenses (US$278 million for the same period in 2024). For more information, see note 23 to our Interim Financial Statements.

For the nine-month period ended September 30, 2025, we used a total of US$2,122 million in cash for remediation obligations related to Samarco’s dam failure, compared to US$304 million for the same period of 2024. For more information, see note 24 to our Interim Financial Statements.

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For the nine-month period ended September 30, 2025, we also used US$272 million in cash for matters related to the de-characterization of dams, compared to US$405 million for the same period of 2024. For more information, see note 25 to our Interim Financial Statements.

Acquisition of property, plant and equipment and intangible assets

Our acquisition of property, plant and equipment and intangible assets for the nine-month period ended on September 30, 2025 totaled US$3,817 million, in line with US$4,121 million for the same period of 2024. These investments were dedicated to sustaining our existing operations project execution (construction in progress) and to fulfill the contractual obligations of the railway concessions. For more information, see notes 13(a) and 17 to our Interim Financial Statements.

Our investment guidance for capital expenditures in 2025, including investment for growth and maintenance investment, ranges from US$5.4 billion to US$5.7 billion.

Distribution and share buyback

Distributions. For the nine-month period ended September 30, 2025, the Board of Directors approved dividends and interest on capital to shareholders in a total amount equivalent to US$3,044 million (US$3,972 million in the same period of 2024), which was already paid.

Tax payments

For the nine-month period ended September 30, 2025, we paid US$1,324 million in income tax, excluding the payments in connection with REFIS (a tax settlement program), compared to US$1,139 million in the same period of 2024.

For the nine-month period ended September 30, 2025, we paid US$298 million in connection with the REFIS, compared to US$304 million for the same period of 2024.

Liability Management

For the nine-month period ended September 30, 2025, we repaid US$1,431 million (compared to US$2,176 million for the same period of 2024) under our financing agreements.

DEBT

As of September 30, 2025, our total outstanding debt (loans and borrowings) was US$17,843 million (including US$17,598 million of principal and US$245 million of accrued charges) compared to US$14,792 million as of December 31, 2024.

As of September 30, 2025, we had loans and borrowings amounting to US$1,114 million secured by fixed assets and the weighted average of the remaining term of our debt was 8.7 years, compared to 8.7 years as of December 31, 2024.

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As of September 30, 2025, our current loans and borrowings totaled US$470 million compared to US$1,020 million as of December 31, 2024, including accrued interest.

Our major categories of non-current loans and borrowings are described below. The principal amounts shown below, excluding accrued interest.

•	U.S. dollar-denominated fixed rate notes as of September 30, 2025, was US$7,607 million compared to US$7,187 million as of December 31, 2024. We have issued in public offerings several series of fixed rate debt securities, directly by Vale and through our wholly owned finance subsidiary Vale Overseas Limited (debt securities guaranteed by Vale) totaling US$7,328 million, compared to US$6,908 million as of December 31, 2024. Our subsidiary Vale Canada has outstanding fixed rate note in the amount of US$279 million as of September 30, 2025, compared to US$279 million as of December 31, 2024.
•	U.S. dollar-denominated debt contracts in the international market as of September 30, 2025, was US$6,624 million compared to US$ 5,042 million as of December 31, 2024. This category includes export financing lines, loans from export credit agencies, and loans from commercial banks and multilateral organizations.
•	Other loans and borrowings as of September 30, 2025, was US$3,142 million compared to US$1,543 million as of December 31, 2024. We have outstanding debt, principally owed to BNDES, Brazilian commercial banks and holders of infrastructure debentures, denominated in Brazilian reais and other currencies.

As of September 30, 2025, we have two revolving credit facilities with syndicates of international banks, which will mature in 2026 and 2029. The revolving credit lines, which are committed, allow more efficient cash management, consistent with our strategic focus on reducing cost of capital. We currently have US$5 billion available under these two revolving credit lines which can be drawn by Vale, Vale Canada and Vale International.

Some of our long-term debt instruments contain financial covenants and most include cross acceleration provisions. 14.6% of the aggregate principal amount of our total debt requires that we maintain, as of the end of each fiscal year, (i) a consolidated ratio of total debt to adjusted EBITDA for the past 12 months not exceeding 4.5 to one and (ii) a consolidated interest coverage ratio of at least 2.0 to one. These covenants appear in our financing agreements with BNDES, with other export and development agencies and with some other lenders. We complied with these covenants as of December 31, 2024 and there are no indications that we would have difficulties complying with them on the next measurement date, which will be as of December 31, 2025.

As of September 30, 2025, the corporate financial guarantees we provided (within the limit of our direct or indirect interest) for certain associates and joint ventures totaled US$242 million, compared to US$210 million as of December 31, 2024.

Gross and Net debt are non-GAAP measures. These measures are presented to provide additional insight into our capital structure and liquidity, but should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS Accounting Standards. These non-GAAP measures may differ from similarly titled measures used by other companies, and therefore may not be comparable. The table below sets forth a calculation of our Gross and Net debt as of the dates indicated:

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	September 30, 2025	December 31, 2024
	(US$ million)
Loans and borrowings	17,843	14,792
Leases	700	713
Gross debt	18,543	15,505
Cash and cash equivalents	5,902	4,953
Short-term investments	189	53
Net debt	12,452	10,499

For purposes of capital allocation our management considers the sum of our net debt (US$12,452 million), with other commitments with respect to gains of currency swaps (US$173 million), and liabilities related to Brumadinho and provisions related to the Samarco dam failure (US$1,960 million and US$2,401 million, respectively), which as of September 30, 2025 totaled US$16,640 million. As of December 31, 2024, the sum of our net debt (US$10,499 million), with other commitments with respect to gains of currency swaps (US$334 million), and liabilities related to Brumadinho and provisions related to the Samarco dam failure (US$1,970 million and US$3,663 million, respectively), totaled US$16,466 million.

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RECENT DEVELOPMENTS

Second furnace operation – Onça Puma site

In September 2025, our subsidiary Vale Base Metals Ltd. successfully commenced the second furnace operation at its Onça Puma site. The second electric furnace will add 15 ktpy to the site's capacity, increasing its nominal capacity to 40 ktpy. The furnace rebuild project involved an investment of approximately US$480 million.

Operating license for Serra Sul +20 Mtpy Project

In September 2025, we received from the Brazilian Institute of Environment and Renewable Natural Resources (IBAMA) the operating license for mine activities of the Serra Sul +20 Mtpy Project. The operating license is a significant milestone for the project, with commissioning expected to begin in the second half of 2026. The project involves expanding the annual capacity of the S11D mine-plant, located in the Northern System, by 20 million tons.

Dam safety

In August 2025, the emergency level of the Forquilha III dam, located at the Fábrica mine in the municipality of Ouro Preto (MG) was reduced from level 3 to level 2, in accordance with a decision by the Brazilian National Mining Agency. With this reduction, we no longer have any dams classified at emergency level 3 in our portfolio.

As of September 30, 2025, we de-characterized 18 out of 30 upstream structures.

Preliminary License for the Bacaba copper project

In June 2025, we obtained the Preliminary Environmental License for the Bacaba copper project, located in Canaã dos Carajás, Pará, Brazil. The Bacaba project is designed to extend the life of the Sossego Mining Complex, contributing with an average annual copper production of approximately 50 ktpa over an 8-year mine life. We expect to invest approximately US$290 million during the project´s implementation phase, and the production start-up is planned for the first half of 2028.

Updates on tax proceedings

Below is an update on our ongoing tax proceedings reported on pages 170 and 171 of our Annual Report on Form 20-F:

Transfer pricing tax assessments. As reported in note 7.d of our Interim Financial Statements, as of September 30, 2025, the total amount in dispute involving possible losses associated with transfer pricing tax assessments received was US$4.2 billion. We are already contesting or expect to contest these assessments in due course.

Proceeding related to deductions for compensation expenses. In October 2025, we received a tax assessment charging IRPJ and CSLL for the 2020 fiscal year, in the amounts of R$1.8 billion and R$1.7 billion, relating to the deduction of expenses incurred with Fundação Renova and the remediation efforts related to the Brumadinho dam failure, respectively. This assessment is in addition to the assessments reported in our 20-F. This proceeding is at an early stage, and we expect to contest it in due course.

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Assessment related to the deduction of interest and negative exchange variation related to export prepayment agreements. In November 2025, we received a tax assessment charging IRPJ and CSLL for the 2020 fiscal year, in the amount of R$24.7 billion. This assessment is in addition to the assessment reported in our 20-F. This proceeding is at an early stage, and we expect to contest it in due course.

For an update of our tax contingencies, please refer to notes 7.c, 7.d and 26 of our Interim Financial Statements.

CHANGES IN OUR MANAGEMENT

Board of Directors

At our annual shareholders’ meeting held on April 30, 2025, our shareholders approved the new composition of our Board of Directors. The members of the Board will hold office until our annual shareholder’s meeting to be held in 2027. Listed below are the current and alternate members of our Board of Directors:

•	Daniel André Stieler (chairman)
•	Marcelo Gasparino da Silva (vice-chairman)
•	André Viana Madeira (director)
•	Anelise Quintão Lara (independent director)
•	Fernando Jorge Buso Gomes (director)
•	Franklin Lee Feder (independent director)
•	Heloisa Belotti Bedicks (independent director)
•	João Luiz Fukunaga (director)
•	Manuel Lino Silva de Sousa Oliveira (independent director)
•	Rachel de Oliveira Maia (independent director)
•	Reinaldo Duarte Castanheira Filho (independent director)
•	Shunji Komai (director)
•	Wilfred Theodoor Bruijn (independent director)
•	Wagner Vasconcelos Xavier (alternate director)

Fiscal Council

At the annual shareholders’ meeting held on April 30, 2025, our shareholders approved the installation of the Fiscal Council and elected its members and alternates. The members of the Fiscal Council will hold office until our annual shareholder’s meeting to be held in 2026. Listed below are the current members of our Fiscal Council:

•	Dario Carnevalli Durigan (effective member)
•	Rogério Ceron de Oliveira (alternate member)
•	Márcio de Souza (effective member)
•	Alessandra Eloy Gadelha (alternate member)
•	Aristóteles Nogueira Filho (effective member)
•	Leda Maria Deiro Hahn (alternate member)
•	Raphael Manhães Martins (effective member and chairman)
•	Jandaraci Ferreira de Araujo (alternate member)
•	Adriana de Andrade Solé (effective member)
•	Pedro Zanoni (alternate member)

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Audit and Risks Committee

In May 2025, our Board of Directors approved the new composition of our Audit and Risks Committee for the 2025-2027 term and in July 2025, it appointed Ms. Heloísa Belotti Bedicks as coordinator of the Audit and Risk Committee. The Committee is composed entirely of independent members and currently has four members:

•	Heloísa Belotti Bedicks (coordinator)
•	Manuel Lino Silva de Sousa Oliveira (financial expert)
•	Reinaldo Duarte Castanheira Filho
•	Rachel de Oliveira Maia

Executive Officers

On April 30, 2025, our Board of Directors appointed Mr. Sami Arap Sobrinho as Executive Vice President, Legal Affairs, to fulfill the term of office until May 26, 2027. Listed below are our current executive officers, and biography of the newly appointed officer.

•	Gustavo Duarte Pimenta (Chief Executive Officer)
•	Marcelo Feriozzi Bacci (Executive Vice-President, Finance and Investor Relations)
•	Sami Arap Sobrinho (Executive Vice-President, Legal Affairs)
•	Carlos Henrique Senna Medeiros (Executive Vice-President, Operations)
•	Rafael Jabur Bittar (Executive Vice-President, Technical)
•	Rogério Tavares Nogueira (Executive Vice-President, Commercial and Development)

Sami Arap Sobrinho. Partner at Arap Nishi & Uyeda Advogados from July 2006 until July 2025. Mr. Arap was a member of the Board of Directors of Cabral Gold Inc. from October 2022 until June 2025, member of ethics committee of the Brazilian Olympics Committee from March 2018 until May 2025, and worked as a Foreign Legal Consultant at Fox Horan & Camerini LLP from January 2023 until May 2025. He was also an officer and board member of other institutions and companies in Brazil. Mr. Arap holds a Bachelor’s degree in Law from Pontifícia Universidade Católica de São Paulo obtained in December 1987, a Master’s degree in Comparative Jurisprudence from the New York University – School of Law obtained May 1991 and a diploma from the Program of Instruction for Lawyers from Harvard Law School obtained in July 1991.

For the biographies of our other executive officers and our directors, please see pages 143-149 of our Form 20-F for the year ended December 31, 2024.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALE S.A.

	By:	/s/ Adriana Barbosa Areias
Name: Adriana Barbosa Areias Title: Attorney-in-Fact

	By:	/s/ Tacio Ulisses de Carvalho Neto
Name: Tacio Ulisses de Carvalho Neto Title: Attorney-in-Fact

Date: November 17, 2025

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